FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated September 16, 2010 regarding the decision on interim dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date September 16, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces the Decision on Interim Dividend

Tokyo, September 16, 2010 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that the Board of Directors decided on a plan for the interim dividend for fiscal 2010. The interim dividend is scheduled to be finally authorized by the Board of Directors in early November this year.

The Interim Dividend

Fiscal Year Ending March 31, 2011
Record Date	September 30, 2010
Amount	5 yen per share	*1
Aggregate Amount	22,580 million yen	*2
Effective Date (planned)	November 25, 2010

*1	The amount of the interim dividend, which is the same as the amount announced on May 11, 2010, consists of ordinary dividend of 3 yen per share and commemorative dividend of 2 yen per share for Hitachi’s centennial anniversary.
*2	The calculation of the aggregate amount of the interim dividend is based on 4,516,017,327 shares, which deducted 2,137,117 shares of treasury stock from total issued shares of 4,518,154,444 shares as of August 31, 2010.

(Reference) Dividends for the fiscal year ended March 31, 2010

	Interim dividend	Year-end dividend	Annual dividend
Dividends	0 yen per share	0 yen per share	0 yen per share

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins and shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials and shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #